SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 8)*

ZipRealty, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98974V107

(CUSIP Number)

December 31, 2013

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 17 Pages

Exhibit Index Contained on Page 16

CUSIP NO. 98974V107	13 G	Page 2 of 17

1	NAME OF REPORTING PERSON Benchmark Capital Partners IV, L.P. (“BCP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,570,121 shares, except that Benchmark Capital Management Co. IV, L.L.C. (“BCMC IV”), the general partner of BCP IV, may be deemed to have sole power to vote these shares, and Bruce W. Dunlevie (“Dunlevie”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”) and Steven M. Spurlock (“Spurlock”), the members of BCMC IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		2,570,121 shares, except that BCMC IV, the general partner of BCP IV, may be deemed to have sole power to dispose of these shares, and Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,570,121
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.9%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 98974V107	13 G	Page 3 of 17

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund IV, L.P. (“BFF IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
736,923 shares, except that BCMC IV, the general partner of BFF IV, may be deemed to have sole power to vote these shares, and Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		736,923 shares, except that BCMC IV, the general partner of BFF IV, may be deemed to have sole power to dispose of these shares, and Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	736,923
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.4%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 98974V107	13 G	Page 4 of 17

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund IV-A, L.P. (“BFF IV-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
96,121 shares, except that BCMC IV, the general partner of BFF IV-A, may be deemed to have sole power to vote these shares, and Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		96,121 shares, except that BCMC IV, the general partner of BFF IV-A may be deemed to have sole power to dispose of these shares, and Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	96,121
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.4%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 98974V107	13 G	Page 5 of 17

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund IV-B, L.P. (“BFF IV-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
28,615 shares, except that BCMC IV, the general partner of BFF IV-B, may be deemed to have sole power to vote these shares, and Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		28,615 shares, except that BCMC IV, the general partner of BFF IV-B, may be deemed to have sole power to dispose of these shares, and Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	28,615
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 98974V107	13 G	Page 6 of 17

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund IV-X, L.P. (“BFF IV-X”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
200,008 shares, except that BCMC IV, the general partner of BFF IV-X, may be deemed to have sole power to vote these shares, and Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		200,008 shares, except that BCMC IV, the general partner of BFF IV-X, may be deemed to have sole power to dispose of these shares, and Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	200,008
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.9%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 98974V107	13 G	Page 7 of 17

1	NAME OF REPORTING PERSON Benchmark Capital Management Co. IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
4,208,387 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 576,599 are held in nominee form for the benefit of persons associated with BCMC IV. BCMC IV, the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X, may be deemed to have sole power to vote these shares, and Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
		4,208,387 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 576,599 are held in nominee form for the benefit of persons associated with BCMC IV. BCMC IV, the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X, may be deemed to have sole power to dispose of these shares, and Dunlevie, Gurley, Harvey, Kagle and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,208,387
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	19.5%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 98974V107	13 G	Page 8 of 17

1	NAME OF REPORTING PERSON Bruce W. Dunlevie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		4,208,387 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 576,599 are held in nominee form for the benefit of persons associated with BCMC IV. BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X, and Dunlevie, a member of BCMC IV, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		4,208,387 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 576,599 are held in nominee form for the benefit of persons associated with BCMC IV. BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X, and Dunlevie, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,208,387
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	19.5%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 98974V107	13 G	Page 9 of 17

1	NAME OF REPORTING PERSON J. William Gurley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		4,208,387 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 576,599 are held in nominee form for the benefit of persons associated with BCMC IV. BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X, and Gurley, a member of BCMC IV, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		4,208,387 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 576,599 are held in nominee form for the benefit of persons associated with BCMC IV. BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X, and Gurley, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,208,387
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	19.5%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 98974V107	13 G	Page 10 of 17

1	NAME OF REPORTING PERSON Kevin R. Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		4,208,387 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 576,599 are held in nominee form for the benefit of persons associated with BCMC IV. BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X, and Harvey, a member of BCMC IV, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		4,208,387 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 576,599 are held in nominee form for the benefit of persons associated with BCMC IV. BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X, and Harvey, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,208,387
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	19.5%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 98974V107	13 G	Page 11 of 17

1	NAME OF REPORTING PERSON Robert C. Kagle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 96,662 shares issuable pursuant to outstanding options exercisable within 60 days of December 31, 2013.
	6

SHARED VOTING POWER

4,208,387 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 576,599 are held in nominee form for the benefit of persons associated with BCMC IV. BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X, and Kagle, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 96,662 shares issuable pursuant to outstanding options exercisable within 60 days of December 31, 2013.
8	SHARED DISPOSITIVE POWER
		4,208,387 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 576,599 are held in nominee form for the benefit of persons associated with BCMC IV. BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X, and Kagle, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,305,049
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	20.0%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 98974V107	13 G	Page 12 of 17

1	NAME OF REPORTING PERSON Steven M. Spurlock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER
4,208,387 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 576,599 are held in nominee form for the benefit of persons associated with BCMC IV. BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X, and Spurlock, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		4,208,387 shares, of which 2,570,121 are directly owned by BCP IV, 736,923 are directly owned by BFF IV, 96,121 are directly owned by BFF IV-A, 28,615 are directly owned by BFF IV-B, 200,008 are directly owned by BFF IV-X and 576,599 are held in nominee form for the benefit of persons associated with BCMC IV. BCMC IV is the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X, and Spurlock, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,208,387
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	19.5%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 98974V107	13 G	Page 13 of 17

This Amendment No. 8 amends and restates in its entirety the Schedule 13G previously filed by Benchmark Capital Partners IV, L.P., a Delaware limited partnership (“BCP IV”), Benchmark Founders’ Fund IV, L.P., a Delaware limited partnership (“BFF IV”), Benchmark Founders’ Fund IV-A, L.P., a Delaware limited partnership (“BFF IV-A”), Benchmark Founders’ Fund IV-B, L.P., a Delaware limited partnership (“BFF IV-B”), Benchmark Founders’ Fund IV-X, L.P., a Delaware limited partnership (“BFF IV-X”), Benchmark Capital Management Co. IV, L.L.C., a Delaware limited liability company (“BCMC IV”), and Bruce W. Dunlevie (“Dunlevie”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”) and Steven M. Spurlock (“Spurlock”) (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER

ZipRealty, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2000 Powell Street
Suite 300
Emeryville, CA 94608

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by BCP IV, BFF IV, BFF IV-A, BFF IV-B, BFF IV-X, BCMC IV, Dunlevie, Gurley, Harvey, Kagle and Spurlock. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BCMC IV, the general partner of BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X. Dunlevie, Gurley, Harvey, Kagle and Spurlock are members of BCMC IV and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each reporting person is:

Benchmark Capital
2965 Woodside Road
Woodside, California 94062

ITEM 2(C).	CITIZENSHIP

BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X are Delaware limited partnerships. BCMC IV is a Delaware limited liability company. Dunlevie, Gurley, Harvey, Kagle and Spurlock are United States Citizens.

ITEM 2(D) and (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 98974V107

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 98974V107	13 G	Page 14 of 17

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of BCP IV, BFF IV, BFF IV-A, BFF IV-B and BFF IV-X, and the limited liability company agreement of BCMC IV, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 98974V107	13 G	Page 15 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2014

BENCHMARK CAPITAL PARTNERS IV, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV-A, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV-B, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV-X, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. IV, L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

BRUCE W. DUNLEVIE
J. WILLIAM GURLEY
KEVIN R. HARVEY
ROBERT C. KAGLE
STEVEN M. SPURLOCK

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 98974V107	13 G	Page 16 of 17

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	17

CUSIP NO. 98974V107	13 G	Page 17 of 17

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of ZipRealty, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filings are already on file with the appropriate agencies.